FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports second quarter earnings for fiscal year 2008”

CONTACT:

Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000 ext. 25384
E-mail: cecilia.acuna@bancofrances.com.ar

August 11, 2008

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2008

Second Quarter Executive Summary

•

In the second quarter of 2008, BBVA Banco Francés registered a gain of Ps. 113.9 million, representing an increase of 53.3% and 37.4% with respect to last quarter and the same quarter of 2007. The increase in the Net Income is explained by higher incomes from interests and services compensated with higher administration expenses and provisions made in order to adjust public sector portfolio value, allowing an improvement in the income generation. Likewise, this second quarter earnings were not impacted by the legal injunctions’ amortization, while this impact finalized in the first quarter of this year.

•

Private sector loans attenuate its growth in the second quarter of this year as a result of the decrease in corporate and middle market financings. Such portfolios dropped around 12% during the quarter. However, the retail segment growth partially offset such decrease with an increase of 11% approximately in the quarter. The increase was bolstered by car and personal loans.

•

Total public sector exposure was reduced 5.0% during this second quarter, as a result of principal amortization derived from maturities and sells of bills and notes issued by the Central Bank. The fall reached 21.7% in the last 12 months.

•

BBVA Banco Francés maintained its leadership in the financial system in terms of the risk assumed, showing solid ratios of asset quality; the non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 0.8%, with coverage of non-performing loans with provisions of 262.3% as of June 30, 2008.

•

In terms of deposits, the financial system showed a transitory reduction in total deposits during the second quarter of the year. In the BBVA Banco Francés case, total deposits dropped 3.8%, while balances in current accounts and time deposits were the ones with higher falls, 4.7% and 3.9% in the quarter. In spite of this fall in deposits, the Bank continued showing a solid level of liquidity. The liquid assets –Cash and due from banks plus Central Bank bills and notes- represent 31.7% of total deposits as of June 30, 2008. It’s important to mention that during June the deposits recovered its positive trend.

•

Total shareholders’ equity as of June 30, 2008 reached Ps. 2.1 billion with a Ps. 748.5 million excess capital over minimum requirements in accordance to Central Bank regulations. Such excess provides enough resources to maintain the private sector loan portfolio growth.

Second quarter of fiscal year 2008

The EMI (Industrial Monthly Estimator) grew by 5.7% yoy in 2008 second quarter, decelerating a point with respect to the previous quarter. The EMAE (Monthly Estimator of Economic Activity) grew 8.4% yoy accumulated up to May, maintaining the first quarter expansion rate.

Towards the end of April, the decrease in the exports liquidation, together with a greater portfolio dollarization, produced a significant rise in the foreign exchange rate at Ps.3.18/USD. The BCRA took part actively selling reserves to avoid a greater depreciation of the Argentine Peso. The intervention continued with a smaller rate in the rest of the quarter and the foreign exchange rate closed at Ps.3.02/USD by the end of June. The BCRA reserves were reduced by USD 2.9 billion in the quarter.

Tax receipts in the quarter increased a 35.7% with respect to equal quarter of the previous year. The VAT, the exports retentions and the Social Security taxes grew over this average. The National Public Sector primary surplus increased 23.6% with respect to the same quarter of 2007. The primary fiscal expenditures continued its increasing trend essentially by the 74.1% rise in the transfers to the private sector.

The deposits fell 1.2% (average June against March 2008) essentially because additional liquidity was not generated via the external sector. As a result of this decrease, the Badlar rate of private banks that was finalized in March with an 8.3% level arrived at levels of 18% during June to finalize that month at 16.3%. As a consequence, during June, a deceleration took place in private sector loans.

The Business

BBVA Banco Francés continues focused in expanding credit activity in the private sector, mainly in the retail segment and small and medium companies segment. During the first semester of the year, the private sector financings growth allowed it to improve the income generation. The private sector incomes are more and more important while the public sector income diminished. Also, an active management of the risk assumed causes the Bank to have the best asset quality of the financial system.

On the other hand, the sustained growth in commercial activity was reflected in the continued increase of income from services. The consolidation in our transactional business, including means of payment management (especially electronic means), insurances, openings of new accounts, and credit and debit cards transactions, had an important positive impact on operating results.

It is important to emphasize that the Bank has an excess of capital of the minimum required by the BCRA that exceeds Ps. 700 million which provides the Bank with enough resources to continue its growth. Additionally the BBVA Banco Francés has an excellent position of liquidity that allowed it to bear the transitory reduction of deposits experienced in the second quarter of 2008.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of June 30, 2008 have been translated into pesos at the reference exchange rate of Ps. 3.0242 per U.S. dollar, published by the Argentine Central Bank.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is booked by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•

It is important to highlight the fact that information contained in this release may differ from that released by BBVA Group for Argentina, which is elaborated according to Spanish accounting standards.

SECOND QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Net Financial Income	203,582	259,535	212,959	-21.56%	-4.40%
Provision for loan losses	(22,243)	(20,173)	(13,810)	10.26%	61.06%
Net income from services	173,367	164,065	136,858	5.67%	26.68%
Administrative expenses	(272,766)	(257,462)	(204,645)	5.94%	33.29%
Operating income	81,940	145,965	131,362	-43.86%	-37.62%
Income (loss) from equity investments	38,513	41,367	5,931	-6.90%	549.35%
Income (Loss) from Minority interest	(578)	253	(811)	-328.46%	-28.73%
Other Income/Expenses	(3,190)	(110,962)	(51,529)	-97.13%	-93.81%
Income tax and Minimum Presumed Tax	(2,749)	(2,315)	(2,009)	18.75%	-36.83%
Net income for the period	113,936	74,308	82,944	53.33%	37.36%
Net income per share (2)	0.24	0.16	0.18	53.33%	37.37%
Net income per ADS (3)	0.73	0.47	0.53	53.33%	37.37%

(1)	Exchange rate: 3.0242 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

BBVA Banco Francés’ earnings totalized Ps. 113.9 million by the end of the second quarter of 2008; that represents a growth of 53.3% and 37.4% as compared to the quarters ended on March 31, 2008 and June 30, 2007, respectively, when gains were Ps. 74.3 million and Ps. 82.9 million.

The increase in the Net Income is mainly explained by an increase in Net Financial Income coming from the private sector, a higher Net Income from Services and a lower exposure in Other Income Expenses, given that during the first quarter of 2008 the Bank recorded the loss related with the last amortization of the legal injunctions. These variations were partially offset by an increase in Administrative Expenses and an adjustment in the value of the public sector portfolio of Ps. 140.3 million, which exceeds the Central Bank’s requirements by Ps. 65.5 million.

Lower Net Financial Income is explained mainly by the adjustment in the value of the public sector portfolio, which was partially offset by the contribution of the private business.

Net Income from Services increase by 5.7% and 26.7% as compared with quarters ended on March 31, 2008 and June 30, 2007, respectively. Growth is explained by the increases in fees coming from insurance, credit cards and current and saving accounts.

Administrative Expenses, during the second quarter of 2008, grew 5.9 % as compared to the previous quarter and 33.2% as compared to the same quarter of the prior year, due to higher activity levels and an increase in wages and prices.

Operating income showed a decrease as compared with the previous quarter and with the same quarter a year ago. Although, not considering the negative impact of the excess in the adjustment of the value of public portfolio of PS. 65.5 million, operating income should reached Ps. 147.4 million, 0.9% higher than the amount registered in the first quarter of 2008 and a 12.1% higher than the operating income of the same quarter of the previous year.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Return on Average Assets (1)	2.35%	1.51%	1.92%	55.83%	22.14%
Return on Average Shareholders’ Equity (1)	22.42%	14.74%	16.43%	52.12%	36.44%
Net fee Income as a % of Operating Income	45.99%	38.73%	39.12%	18.75%	17.56%
Net fee Income as a % of Administrative Expenses	63.56%	63.72%	66.88%	-0.26%	-4.96%
Adm. Expenses as a % of Operating Income (2) (3)	61.66%	60.78%	58.50%	1.44%	5.39%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Not considering the excess in the adjustment of the value of public portfolio.

Net Financial Income

Net Income totalized Ps. 203.6 million in the second quarter of 2008, showing a decrease not only as compared to the previous quarter but also to the same quarter of 2007 of 21.6% and 4.4%, respectively.

Reduction against prior quarter is mainly explained by the adjustment in the value of the public sector portfolio; which represented a loss of Ps. 140.3 million in this quarter, it is important to highlight that such loss exceeds the BCRA requirements and was partially offset by an expansion in the private business contribution in the Net Margin due to higher interest rates in the asset side and an increase in volumes as compared with previous quarters.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Net financial income	203,582	259,535	212,959	-21.56%	-4.40%
Income from financial intermediation	113,223	82,095	42,134	37.92%	168.72%
CER adjustment	60,144	60,471	32,175	-0.54%	86.93%
Income from securities and short term investments	(66,976)	20,573	66,513	-425.55%	-200.70%
Interest on Government guaranteed loans Decree 1387/01	14,719	25,459	20,363	-42.19%	-27.72%
Foreign exchange difference	47,902	31,758	24,248	50.83%	97.55%
Others	34,570	39,179	27,526	-11.76%	25.59%

Income from Securities and Short-Term Investments

In the second quarter of the year, the Income from Securities and Short-Term Investments were affected by the valuation adjustment in public assets (Bogar 2020) by Ps. 140.3 million that exceeds the regulator requirements (Com A 3911) in Ps. 65.5 million.

On the other hand, the results of the available for the sale portfolio grew as a result of a greater holdings volume whereas on the contrary, the instruments issued by the Central bank showed smaller results due to a smaller volume.

The variations in the CER adjustment are due to a higher index variation since significant changes in the CER adjusted holdings were not registered in the last quarter.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Income from securities and short-term investments	(66,976)	20,573	66,513	-425.56%	-200.70%
Trading account	11,259	13,025	(1,221)	-13.56%	-1022.00%
Available for sale	41,480	26,323	—	57.58%	100.00%
Bills and Notes from the Central Bank	11,420	42,354	57,112	73.04%	-80.00%
Other fixed income securities	(131,136)	(61,129)	10,622	114.52%	-1334.53%

CER adjustment	29,369	28,642	20,556	2.54%	42.88%
CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	—	—	—	—	—
CER adjustment—Other fixed securities	29,369	28,642	20,556	2.54%	42.88%

Net income from services

During the second quarter of 2008, BBVA Banco Francés continued with the positive trend in incomes coming from the transactional business, which totalized of Ps. 173.4 million, this is an expansion of 5.6% and 26.9% as compared with the quarters ended on March 31, 2008 and June 30, 2007 respectively.

The enlargement in the last three months is explained mainly by an increase in fees related with insurance, credit cards and current and saving accounts, in contrast fees coming from foreign trade operations and capital markets activities showed a decline during the same period.

The annual growth is explained by the expansion in the retail segment, mainly by an increase in fees associated with current and saving accounts, credit cards and insurance together with those coming from the foreign trade operations in the middle market segment and capital markets and securities activities.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Net income from services	173,367	164,065	136,858	5.67%	26.68%

Service charge income	218,778	205,598	167,826	6.41%	30.36%
Service charges on deposits accounts	78,560	74,282	60,783	5.76%	29.25%
Credit Cards and operations	49,606	46,094	34,570	7.62%	43.49%
Insurance	20,253	17,317	13,473	16.95%	50.32%
Capital markets and securities activities	3,170	3,627	2,919	-12.60%	8.59%
Fees related to Foreign trade	11,966	12,132	10,471	-1.36%	14.28%
Other fees	55,223	52,146	45,610	5.90%	21.08%

Services Charge expense	(45,411)	(41,533)	(30,968)	9.34%	46.64%

Income related to foreign currency exchange transactions is not included in this table, since it is accounted for in net financial income as an income from foreign currency trading. During this quarter, such income amounted to Ps. 52.9 million, 85.5% and 121.5% higher than the previous quarter and the same period of prior year; respectively, due to an increase of the demand of foreign currency, mainly a retail savers behavior.

Administrative Expenses

In the last three months, administrative expenses grew by 5.9% as compared with the prior quarter and 33.3% as compared with the same quarter of 2007.

The increase registered in the quarter is explained mainly by higher personnel expenses as a result of the agreement with the labor unions, which took place in March 2008, partially offset by a lower charge registered in the bonus provisions, jointly with an increase in organization expenses and honoraries as a consequence of the higher activity level and a raise in prices.

On the other hand, the raise in expenses against last year’s levels was of 33.3%, and was mainly driven by higher activity in the core business and more investment; which cause an increase in personnel and organization expenses jointly with higher advertising and promotions expenditures. These increases took place last year with higher salaries reached through the agreement with the labor union during April 2007 and March 2008, jointly with a larger number of employees, related to the advertising and promotions expenditures, which reflected a higher presence of the Bank in the media and higher costs.

By the end of June 30, 2008, the Bank had 4,288 employees (including the Bank’s subsidiaries, except for the Consolidar Group). The branch office network totaled 266 offices, including 235 consumer branch offices, 27 branch offices specialized in the middle-market segment, 12 in-company branches, 4 branch offices for large corporate and institutional clients and 3 sale points. During 2008, the Bank opened three new retail branch offices within the country, 1 in-company branch and 1 sale point; with the purpose of reinforcing its presence in the cities with high economic growth.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Administrative expenses	(272,766)	(257,462)	(204,645)	5.94%	33.29%

Personnel expenses	(162,212)	(155,562)	(118,204)	4.27%	37.23%
Electricity and Communications	(6,235)	(6,522)	(5,295)	-4.40%	17.75%
Advertising and Promotion	(16,674)	(16,239)	(14,105)	2.68%	18.21%
Honoraries	(7,888)	(6,772)	(6,176)	16.48%	27.72%
Taxes	(8,065)	(7,323)	(5,892)	10.13%	36.88%
Organization and development expenses	(2,231)	(1,850)	(1,598)	20.59%	39.61%
Amortizations	(8,771)	(7,913)	(7,338)	10.84%	19.53%
Other	(60,690)	(55,281)	(46,037)	9.78%	31.83%

Other Income/Expenses

By the end of June 2008, total Other income/Expenses recorded a loss of Ps. 3.2 million, 97.1 % lower as compared with the prior quarter, it is important to mention that during the first quarter, the Bank had completed the amortization of the asset related with legal injunctions; such amortization is booked in accordance with Central Bank’s regulation (which does not imply that the Bank waives its right to demand a future compensation).

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of June 30, 2008 and June 30, 2007 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

As of June 30, 2008 and on the close of the prior fiscal year, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 143.2 million and Ps. 108.7 million, respectively.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. Second quarter of 2008 showed once more a gain; which totalized Ps 38.5 million. Its stake in the Consolidar Group recorded profits by Ps. 3.8 million; the Bank also registered a gain coming from the VISA Inc initial public offering.

Public Sector Exposure

During the second quarter of 2008, the Public Sector Exposure continued descending mainly by maturities and sales of Bills and Notes from the Central Bank.

The Public Sector National Government debt did not show greater changes in the last quarter. Nevertheless, in the last twelve months, it diminished due to amortizations of capital by maturities in guaranteed loans and the constitution of provisions. These variations were partially offset by the increase of the holdings of guaranteed loans and Bogar 2020 due to their update by CER index.

It is important to remember that, in the third quarter of last year, part of our public assets portfolio, mainly Bills and Notes issued by the BCRA, had been classified in the “Available for Sale” category. During this quarter, the valuation difference of those assets registered an increase of Ps. 2.5 million due to the incorporation of new holdings to this category.

The Public Sector National Government exposure, as of June 30, 2008, represents 13.8% of total assets of the Bank whereas a year back this relation was 16.5%. This reduction is in line with the Bank’s strategy to encourage private sector activity, reducing exposure to the public sector National Treasury.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Public Sector—National Government	2,599,525	2,610,302	2,863,395	-0.41%	-9.22%
- Loans to the Federal government & Provinces	1,367,234	1,359,054	1,427,693	0.60%	-4.23%
- Total bond portfolio	1,296,520	1,181,327	1,264,935	9.75%	2.50%
Unlisted	963,770	914,461	915,860	5.39%	5.23%
Available for sale	228,313	246,502	—	-7.38%	—
Other government bonds	104,437	20,363	349,076	412.87%	-70.08%
- Trustees	207,518	201,342	185,910	3.07%	11.62%
- Allowances	(271,748)	(131,421)	(15,143)	106.78%	1694.55%

Bills and Notes from Central Bank (*)	1,421,865	1,624,095	2,273,695	-12.45%	-37.46%

Total exposure to the Public Sector	4,021,389	4,234,397	5,137,090	-5.03%	-21.72%

(*)	Including repos with the BCRA

Government and Private Securities

The fall in the Government and Private Securities portfolio is explained, mainly, by the decline of the Bills and Notes issued by the Central Bank position and the growth of the devaluation risk allowances.

The growth of the “Available for the Sale” portfolio, during the second quarter of 2008, was a consequence of the incorporation of new holdings partially offset by the diminution of the trading portfolio.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Holdings	2,541,301	2,779,954	3,636,911	-8.58%	-30.12%
Trading	468,531	901,272	2,543,250	-48.01%	-81.58%
Unlisted Government Securities	963,770	914,461	915,860	5.39%	5.23%
Available for Sale	1,286,084	989,689	—	29.95%	—
Other fixed income securities	94,664	105,953	192,944	-10.65%	-50.94%
Allowances	(271,748)	(131,421)	(15,143)	106.78%	1694.55%
Repurchase Agreements	(91,659)	(119,785)	—	-23.48%	—
Trading (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	(91,659)	(119,785)	—	-23.48%	—
Net Position	2,449,642	2,660,169	3,636,911	-7.91%	-32.64%
Trading	376,872	781,487	2,543,250	-51.77%	-85.18%
Unlisted Government Securities	963,770	914,461	915,860	5.39%	5.23%
Available for Sale	1,286,084	989,689	—	29.95%	—
Other fixed income securities	94,664	105,953	192,944	-10.65%	-50.94%
Allowances	(271,748)	(131,421)	(15,143)	106.78%	1694.55%

Net Position in other fixed income securities as of June 30th, 2008 includes Ps. 94.7 million of private bonds

Total loan portfolio

The private sector loan portfolio reached approximately Ps. 9,200 million by June 30, 2008, falling slightly as compared with the previous quarter, the decrease was of 3.8%. However, compared with the same quarter a year ago it grew 27.7%.

The table below shows the composition of the loan portfolio in quarter balances:

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Private & Financial sector loans	9,199,992	9,561,341	7,206,262	-3.78%	27.67%
Advances	1,333,598	1,541,802	1,580,340	-13.50%	-15.61%
Discounted and purchased notes	1,263,407	1,526,031	955,935	-17.21%	32.16%
Consumer Mortgages	911,719	845,357	575,328	7.85%	58.47%
Car secured loans	384,124	310,591	134,763	23.68%	185.04%
Personal loans	1,679,196	1,487,916	927,236	12.86%	81.10%
Credit cards	923,070	858,656	609,671	7.50%	51.40%
Loans to financial sector	502,642	561,042	388,063	-10.41%	29.53%
Other loans	2,291,087	2,512,168	2,127,245	-8.80%	7.70%
Unaccrued interest	(16,090)	(12,284)	(6,429)	30.98%	150.27%
Adjustment and accrued interest & exchange differences receivable	151,983	140,312	92,157	8.32%	64.92%
Less: Allowance for loan losses	(224,744)	(210,250)	(178,047)	6.89%	26.23%
Loans to public sector	1,367,234	1,359,054	1,427,693	0.60%	-4.23%
Loans to public sector	598,223	625,685	687,092	-4.39%	-12.93%
Adjustment and accrued interest & exchange differences receivable	769,011	733,369	740,601	4.86%	3.84%
Net total loans	10,567,226	10,920,395	8,633,955	-3.23%	22.39%

In spite of the fact that during the second quarter of 2008 pace of growing of private business decreased, the Bank continued focusing on the retail segment, which maintained the expansion, growing at Ps. 395.6 million during the quarter. Similarly, personal loans grew Ps. 191.2 million, car loans, mortgages and credit cards grew Ps. 73.5 million, Ps. 66.4 million and Ps. 64.4 million. On the other hand it is important to note that in the middle markets segment, discounted notes and other loans declined by 17.2% and 8.8% respectively, while in the corporate segment the decrease in advances and corporate loans was of 13.5%.

In comparison with the quarter ended on June 30, 2007, the private sector loan portfolio registered an important expansion, which was driven by both, the retail and the middle market segments, mainly through personal loans, which grew Ps. 751.9 million, whereas the other products, such as car loans, mortgages and credit cards increased by approximately Ps. 300 million each one. On the other hand, discounted notes and other loans, mainly those related with exports operations were the most important products in the middle market segment growing Ps. 307.5 million and Ps. 163.8 million respectively during the last twelve months.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, reached 78.5% as of June 30, 2008.

Asset Quality

BBVA Banco Francés maintained its leadership in the financial system in terms of the risk assumed, showing solid ratios of asset quality; the non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 0.8%, with coverage of non-performing loans with provisions of 262.3% by the end of June, 2008.

It is important to mention that the non-performing loans grew by 21.8% during the last three months and 9.5% as compared to the same quarter of the prior year. Meanwhile, allowances grew by 6.6% during the last quarter and by 26.2% in comparison with the same quarter of the previous fiscal year.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Nonaccrual loans (1)	85,676	70,363	78,243	21.76%	9.50%
Allowance for loan losses	(224,744)	(210,250)	(178,047)	6.89%	26.23%
Nonaccrual loans/net total loans	0.79%	0.63%	0.89%	25.58%	-10.59%
Allowance for loan losses/nonaccrual loans	262.32%	298.81%	227.56%	-12.21%	15.28%
Allowance for loan losses/net total loans	2.08%	1.89%	2.02%	10.25%	3.07%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Balance at the beginning of the quarter	212,439	200,629	172,500	5.89%	23.15%
Increase	22,243	20,173	13,810	10.26%	61.06%
Provision increase/decrease - Exchange rate difference	-1,225	165	(71)	-842.42%	-1625.35%
Decrease	(6,496)	(8,528)	(7,061)	-23.83%	-8.00%

Balance at the end of the quarter	226,961	212,439	179,178	6.84%	26.67%

Changes in the increase in provisions line items are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

Deposits

The environment of uncertainty that took place during the second quarter caused a reduction of deposits in the total financial system; in BBVA Banco Francés the variation represented a decline of 3.8% – excluding rescheduled deposits – fall in current accounts was 3.3%, while the decrease in time deposits was 3.9%.

The decrease during the second quarter was driven by a fall in retail deposits (those under Ps. 1 million). Whereas in time deposits, the reduction jointly with the drop in CER adjusted time deposits was partially offset by the increase in corporate and institutional time deposits.

Deposits’ performance during the last twelve months showed an expansion of Ps. 1,304 million, 9.9%. In the last 12 months, current and saving accounts grew by 16.4% and 17.4% respectively; raising its participation in the Bank’s funding mix by 3%, allowing the Bank to maintain an average funding cost in similar levels than the previous quarter.

CER adjusted deposits decreased by 61.3% during the quarter and by 91.8% compared to last year’s second quarter. This trend meant for the Bank a higher CER index adjusted position for assets and liabilities.

There was also an important growth in foreign currency-denominated deposits during the last twelve months, which grew by 27.2% (Ps. 527 million) against the second quarter of 2007. As of June 30, 2008, foreign currency-denominated deposits amounted to Ps. 2,467 million (equivalent to USD 815.7 million), representing 16.9% of total deposits, higher than the 14.5% share posted a year ago.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Total deposits	14,438,624	15,012,593	13,134,798	-3.82%	9.93%
Current accounts	3,122,874	3,278,413	2,683,249	-4.74%	16.38%
Peso denominated	3,119,094	3,273,369	2,678,837	-4.71%	16.43%
Foreign currency	3,780	5,044	4,412	-25.06%	-14.32%
Saving accounts	4,255,842	4,351,764	3,624,614	-2.20%	17.42%
Peso denominated	3,153,172	3,276,333	2,781,279	-3.76%	13.37%
Foreign currency	1,102,670	1,075,431	843,335	2.53%	30.75%
Time deposits	6,739,312	7,011,041	6,522,326	-3.88%	3.33%
Peso denominated	5,460,527	5,547,552	4,931,133	-1.57%	10.74%
CER adjusted time deposits	51,054	132,073	625,919	-61.34%	-91.84%
Foreign currency	1,227,731	1,331,416	965,274	-7.79%	27.19%
Investment Accounts	14,042	17,811	20,694	-21.16%	-32.14%
Peso denominated	14,042	17,811	20,694	-21.16%	-32.14%
Foreign currency	0	0	0	0.00%	0.00%
Other	306,554	353,564	283,915	-13.30%	7.97%
Peso denominated	173,998	225,275	157,639	-22.76%	10.38%
Foreign currency	132,556	128,289	126,276	3.33%	4.97%
Rescheduled deposits (*) CEDROS	136,268	155,096	204,685	-12.14%	-33.43%
Peso denominated	136,268	155,096	204,685	-12.14%	-33.43%
Foreign currency	—	—	—	—	—

Total deposits + Rescheduled deposits & CEDROS	14,574,892	15,167,689	13,339,483	-3.91%	9.26%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

As of June 30, 2008 other funding sources fall 41.9% as compared with the prior quarter, however as compared with the same quarter one year ago it registered a growth of 9.3%

The variation is explained mainly due to lower lines from other banks for financing operations of foreign trade.

By the end of the June 2008 quarter, approximately 81% of other funding sources were foreign currency denominated funds.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Lines from other banks	440,780	758,377	403,384	-41.88%	9.27%
Senior Bonds	—	—	—	—	—
Other banking liabilities	440,780	758,377	403,384	-41.88%	9.27%
Subordinated Debt	—	—	—	—	—

Total other funding sources	440,780	758,377	403,384	-41.88%	9.27%

Capitalization

Total shareholders’ equity as of June 30, 2008 reached Ps. 2.1 billion with a Ps. 748.5 million excess capital over minimum requirements in accordance to Central Bank regulations. Such excess provides enough resources to maintain the private sector loan portfolio growth.

The decrease registered in the excess capital over the minimum required during the last twelve months is mainly explained by higher demand caused by the increase in the private sector financings and a raise in the alpha coefficient.

The Unrealized Valuation Difference totaled a loss of Ps. 35.0 million by the end of the second quarter. Such difference is related to a higher stock of bills and notes issued by the Central Bank which are booked as “Available for sale”.

Finally, the Bank recorded an asset corresponding to the Minimum Presumed Income Tax, which totaled Ps. 205.1 million as of June 30, 2008.

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	594,390	594,390	547,381	0.00%	8.59%
Unappropriated retained earnings	570,014	456,079	509,115	24.98%	11.96%
Unrealized valuation difference	(35,002)	(32,537)	—	7.58%	0.00%
Total stockholders’ equity	2,088,874	1,977,404	2,015,968	5.64%	-3.62%

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in thousands of pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
Central Bank Minimum Capital Requirements	1,494,875	1,449,708	1,151,147	3.12%	29.86%

Central Bank Minimum Capital Requirements (a, b)	1,328,971	1,302,684	1,015,381	2.02%	30.88%
Market Risk	112,159	91,601	89,433	22.44%	25.41%
Increase in capital requirements related to custody	53,745	55,423	46,333	-3.03%	16.00%

a) Central Bank Minimum Capital Requirements	1,328,971	1,302,684	1,015,381	2.02%	30.88%
Allocated to Asset at Risk	839,718	806,712	621,054	4.09%	35.21%
Allocated to Immobilized Assets	88,931	91,014	109,838	-2.29%	-19.03%
Interest Rate Risk	160,462	167,084	147,492	-3.96%	8.79%
Loans to Public Sector and Securities in Investment	239,860	237,874	136,997	0.83%	75.08%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,074,895	1,108,462	926,655	-3.03%	16.00%

5% of the securities in custody and book-entry notes	1,074,895	1,108,462	926,655	-3.03%	16.00%

Bank Capital Calculated under Central Bank Rules	2,243,341	2,138,526	2,163,371	4.90%	3.70%
Core Capital	1,935,633	1,935,634	1,864,585	0.00%	3.81%
Minority Interest	257,938	242,603	231,646	6.32%	11.35%
Supplemental Capital	145,884	55,634	148,231	162.22%	-1.58%
Deductions	(96,114)	(95,345)	(81,091)	0.81%	18.53%
Excess over Required Capital	748,466	688,818	1,012,224	8.66%	-26.06%

Additional information

	Quarter ended			% Change Qtr ended 06/30/08 vs. Qtr ended
in pesos except percentages	06/30/08	03/31/08	06/30/07	03/31/08	06/30/07
- Exchange rate	3.0242	3.1653	3.0908	-4.46%	-2.15%
- Quarterly CER adjustment	2.52%	2.42%	1.91%	4.13%	31.56%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this second quarter earnings will be held on Tuesday, August 12, at 11 AM New York time – 12 PM Buenos Aires time. If you are interested in participating please dial (719) 325 4748 at least 5 minutes prior to our conference. Confirmation code: 1111247. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	06/30/08	03/31/08	12/31/07	06/30/07
ASSETS :
Cash and due from banks	3,203,003	3,596,127	3,127,740	2,477,494
Government and Private Securities	2,456,963	2,694,171	3,490,994	3,557,284
- Trading account (listed securities)	104,438	20,364	31,288	349,069
- Available for sale	1,286,084	989,689	1,372,584	—
- Unlisted	963,770	914,461	903,903	915,866
- Listed Private Securities	10,326	20,170	32,764	33,797
- Bills and Notes from the Central Bank	364,093	880,908	1,211,414	2,273,695
Less: Allowances	(271,748)	(131,421)	(60,959)	(15,143)
Loans	10,567,226	10,920,395	10,418,577	8,633,955
- Loans to the private & financial sector	9,199,992	9,561,341	9,002,814	7,206,262
- Advances	1,333,598	1,541,802	1,326,474	1,580,340
- Discounted and purchased notes	1,263,407	1,526,031	1,430,787	955,935
- Secured with mortgages	911,719	845,357	772,036	575,328
- Car secured loans	384,124	310,591	253,130	134,763
- Personal loans	1,679,196	1,487,916	1,337,179	927,236
- Credit cards	923,070	858,656	802,647	609,671
- Loans to financial sector	502,642	561,042	487,039	388,063
- Other loans	2,291,087	2,512,168	2,666,750	2,127,245
Less: Unaccrued interest	(16,090)	(12,284)	(13,756)	(6,429)
Plus: Interest & FX differences receivable	151,983	140,312	139,256	92,157
Less: Allowance for loan losses	(224,744)	(210,250)	(198,728)	(178,047)
- Public Sector loans	1,367,234	1,359,054	1,415,763	1,427,693
Principal	598,223	625,685	669,767	687,092
Plus: Interest & FX differences receivable	769,011	733,369	745,996	740,601
Other banking receivables	958,510	1,136,726	916,300	1,138,822
- Repurchase agreements	90,391	120,141	150,154	363,755
- Unlisted private securities	55,588	59,389	58,277	58,828
- Unlisted Private securities: Trustees	28,750	26,394	24,170	20,799
- Other banking receivables	785,998	932,991	685,600	696,571
- Less: provisions	(2,217)	(2,189)	(1,901)	(1,131)
Investments in other companies	490,239	453,334	411,979	379,960
Intangible assets	32,161	28,555	91,680	207,852
- Goodwill	—	—	12,200	15,515
- Organization and development charges	32,161	28,555	21,991	16,347
- Assets related to legal injunctions	—	—	57,489	175,990
Other assets	1,160,853	1,076,042	1,043,623	965,344

TOTAL ASSETS	18,868,955	19,905,350	19,500,893	17,360,711

	06/30/08	03/31/08	12/31/07	06/30/07
LIABILITIES:
Deposits	14,574,892	15,167,689	15,072,221	13,339,483
- Current accounts	3,122,874	3,278,413	3,028,835	2,683,249
- Saving accounts	4,255,842	4,351,764	4,237,766	3,624,614
- Time deposits	6,739,312	7,011,041	7,354,180	6,522,326
- Rescheduled deposits—CEDROS	136,268	155,096	177,753	204,685
- Other deposits	320,596	371,375	273,687	304,609
Other banking Liabilities	1,552,169	1,993,905	1,746,844	1,430,623
Other provisions	352,113	361,146	321,543	363,305
- Other contingencies	351,700	360,733	321,130	362,875
- Guarantees	413	413	413	430
Other liabilities	271,178	391,057	288,965	196,022
Minority interest	29,729	14,149	14,483	15,310

TOTAL LIABILITIES	16,780,081	17,927,946	17,444,056	15,344,743

TOTAL STOCKHOLDERS’ EQUITY	2,088,874	1,977,404	2,056,837	2,015,968

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	06/30/08	03/31/08	12/31/07	06/30/07
INCOME STATEMENT
Financial income	394,347	457,432	451,547	359,559
- Interest on Cash and Due from Banks	3,170	4,914	5,554	4,634
- Interest on Loans Granted to the Financial Sector	18,380	14,441	16,509	11,118
- Interest on Overdraft	57,260	50,010	52,013	33,761
- Interest on Discounted and purchased notes	37,536	38,063	36,924	19,832
- Interest on Mortgages	24,743	22,698	19,707	14,555
- Interest on Car Secured Loans	11,269	8,488	5,809	2,948
- Interest on Credit Card Loans	24,199	21,068	16,804	12,568
- Interest on Other Loans	118,614	108,629	92,321	68,999

- Income from Securities and Short Term Investments	(66,976)	20,573	61,320	66,513
- Interest on Government Guaranteed Loans Decreet 1387/01	14,719	25,459	16,012	20,363
- From Other Banking receivables	5,384	5,995	6,702	5,315
- CER	62,352	64,671	51,921	45,366
- CVS	—	—	—	—
- Foreign exchange difference	47,892	31,768	32,977	24,255
- Other	35,805	40,655	36,974	29,332
Financial expenses	(190,765)	(197,897)	(214,271)	(146,600)
- Interest on Current Account Deposits	(5,957)	(5,852)	(5,825)	(6,068)
- Interest on Saving Account Deposits	(2,104)	(2,130)	(1,951)	(1,618)
- Interest on Time Deposits	(146,047)	(151,329)	(166,701)	(102,206)
- Interest on Other Banking Liabilities	(10,035)	(12,026)	(10,493)	(4,892)
- Other interests (includes Central Bank)	(1,591)	(1,632)	(1,654)	(2,258)
- CER	(2,208)	(4,200)	(7,622)	(13,191)
- Bank Deposit Guarantee Insurance system mandatory contributions	(6,653)	(6,632)	(6,296)	(5,883)
- Foreign exchange difference	10	(10)	(29)	(7)
- Mandatory contributions and taxes on interest income	(14,945)	(12,610)	(11,635)	(8,671)
- Other	(1,235)	(1,476)	(2,065)	(1,806)
Net financial income	203,582	259,535	237,276	212,959
Provision for loan losses	(22,243)	(20,173)	(25,221)	(13,810)
Income from services, net of other operating expenses	173,367	164,065	156,607	136,858
Administrative expenses	(272,766)	(257,462)	(268,675)	(204,645)
Income (loss) from equity investments	38,513	41,367	18,658	5,931
Net Other income	(3,190)	(110,962)	(106,082)	(51,529)
Income (loss) from minority interest	(578)	253	1,157	(811)
Income before tax	116,685	76,623	13,720	84,953
Income tax	(2,749)	(2,315)	(3,162)	(2,009)

Net income	113,936	74,308	10,558	82,944

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06/30/08	03/31/08	12/31/07	06/30/07
ASSETS
Cash and due from banks	3,252,067	3,625,974	3,169,314	2,498,540
Government Securities	4,110,004	4,482,378	5,181,253	5,071,747
Loans	11,832,074	11,966,409	11,390,121	9,642,921
Other Banking Receivables	985,440	1,186,025	956,184	1,197,852
Assets Subject to Financial Leasing	363,492	335,614	323,522	277,291
Investments in other companies	140,448	106,571	77,986	57,791
Other assets	924,223	907,629	924,619	1,056,542

TOTAL ASSETS	21,607,748	22,610,600	22,022,999	19,802,684

	06/30/08	03/31/08	12/31/07	06/30/07
LIABILITIES
Deposits	14,512,848	15,109,195	15,009,758	13,328,050
Other banking liabilities	1,565,960	2,042,381	1,750,021	1,498,466
Other liabilities	3,182,127	3,239,016	2,970,365	2,728,554
Minority interest	257,939	242,604	236,018	231,646

TOTAL LIABILITIES	19,518,874	20,633,196	19,966,162	17,786,716

TOTAL STOCKHOLDERS’ EQUITY	2,088,874	1,977,404	2,056,837	2,015,968

STOCKHOLDERS’ EQUITY + LIABILITIES	21,607,748	22,610,600	22,022,999	19,802,684

	06/30/08	03/31/08	12/31/07	06/30/07
NET INCOME
Net Financial Income	258,928	358,247	330,761	268,486
Provision for loan losses	(22,243)	(20,173)	(25,221)	(13,810)
Net Income from Services	212,620	250,923	268,931	241,967
Administrative expenses	(333,198)	(318,297)	(339,996)	(259,908)
Net Other Income	5,143	(183,634)	(210,260)	(143,000)

Income Before Tax	121,250	87,066	24,215	93,735

Income Tax	(6,982)	(6,091)	(8,936)	(6,420)

Net income	114,268	80,975	15,279	87,315

Minoritary Interest	(332)	(6,667)	(4,721)	(4,371)

Net income for Quarter	113,936	74,308	10,558	82,944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer